Exhibit 99.1
CHINA YUCHAI INTERNATIONAL LIMITED
16 Raffles Quay #26-00 Hong Leong Building Singapore 048581
Tel: (65) 6220 8411   Fax: (65) 6226 0502
FOR IMMEDIATE RELEASE
CHINA YUCHAI INTERNATIONAL LIMITED ANNOUNCES
DELAY IN FILING ANNUAL REPORT ON FORM 20-F
Singapore, July 18, 2006 — China Yuchai International Limited (CYI) advises that it has been unable to file its Annual Report on Form 20-F for the fiscal year ended December 31, 2005 with the U.S. Securities and Exchange Commission (the SEC) by the extension deadline of July 15, 2006. CYI had filed a notification of late filing on Form 12b-25 with the SEC on June 30, 2006 to extend the initial filing deadline for its Form 20-F to July 15, 2006.
CYI has been unable to complete and timely file its Form 20-F for the following reasons:
•	The completion of the integration of financial information from its investee, Thakral Corporation Limited (TCL), into CYI’s consolidated financial statements and completion of CYI’s related financial reporting requirements has taken longer than initially contemplated; and

•	The request by KPMG, CYI’s independent registered public accounting firm, for CYI to provide additional information so that KPMG can complete its audit of CYI’s consolidated financial statements is yet to be fully addressed by CYI.
CYI is working diligently to complete the necessary review processes and intends to file the Form 20-F as soon as possible.
Until CYI’s Form 20-F is filed in a compliant manner with the SEC, CYI could be subject to enforcement action by the SEC and/or the suspension of trading or de-listing of CYI’s shares on the New York Stock Exchange, and CYI’s ability to access the international financial markets could be hampered, all of which could have a material adverse effect on CYI.
General Information
CYI has filed with the U.S. Securities and Exchange Commission a copy of this press release on Form 6-K. A copy of such filing has also been sent to The New York Stock Exchange.
China Yuchai International Limited
Executive Office
16 Raffles Quay
#26-00 Hong Leong Building
Singapore 048581
Tel: (65) 6220 8411
Fax: (65) 6226 0502

Contact persons:	Mr Teo Tong Kooi, President and Director
Mr Philip Ting, Director and CFO